CERTIFICATE OF AUTHOR
DIBYA KANTI MUKHOPADHYAY

As a co-author of the report on the Parral Silver Project of Endeavour Silver Corp., in Chihuahua State, Mexico, I, DIBYA KANTI MUKHOPADHYAY do hereby certify that:

1)

I am employed by, and carried out this assignment for, Micon International Co. Limited, Suite 10, Keswick Hall, Norwick, United Kingdom of Great Britain and Northern Ireland, tel. 0044(1603) 501 501, fax 0044(1603) 507 007, e-mail dk@micon-international.co.uk;

2)	I hold the following academic qualifications: M.Sc. (Applied Geology) Jadavpur University, Kolkata, India 1993;

3)

I am a member of the Australasian Institute of Mining and Metallurgy (Member # 225557); as well, I am a member in good standing with The Canadian Institute of Mining, Metallurgy and Petroleum (Member # 140645)

4)	I have worked as a geologist in the minerals industry for almost 15 years;

5)

I am familiar with NI 43-101 and, by reason of education, experience and professional registration; I fulfil the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 3 years as an exploration geologist looking for gold, ferrous and base metal deposits, more than 3 years as a mine geologist in open pit and underground mines and 9 years as a surficial geologist and consulting geologist on precious and base metals and industrial minerals;

6)	I have visited Parral Silver Project in Mexico during 22 and 23rd June 2010;

7)	I have had no prior involvement with the mineral properties in question;

8)

As of the date of this certificate to the best of my knowledge, information and belief, the Technical Report referred to in Para 10 below contains all scientific and technical information that is required to be disclosed to make this report not misleading;

9)	I am independent of Endeavour Silver Corp. as the term “Independent” is described in 5.1.4 of NI 43-101;

10)

I am responsible for the Micon audited resource estimate and related portions of sections 1, 14, 17, 17.7, 19 and 20 of this Technical Report dated December 15, 2010, entitled “NI 43-101 Technical Report, Audit of the Resource Estimate for the Parral Silver Project, Chihuahua State, Mexico.” I have read NI 43-101 and this Technical Report has been prepared in compliance with NI 43-101.

Dated this 15th day of December, 2010

“Dibya Kanti Mukhopadhyay”

Dibya Kanti Mukhopadhyay, M.Sc, MAusIMM (#225557) Senior Mineral
Resource Geologist,
Micon International Co. Limited